# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JBS N.V., CIK 0001791942
CUSIP: N4732M103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: STROOMBAAN 16, STROOMBAAN 16, AMSTELVEEN, Netherlands (P7), 1181 VX
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001036325-26-000026
Filed by CIK 0001036325

## Reporting persons
- DAVIS SELECTED ADVISERS: type of reporting person: investment adviser (IA); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); sole voting power 52,232,504; sole dispositive power 52,234,136; aggregate amount beneficially owned 52,234,136 (6.7% of the class)

## Item 1. Issuer
Name of issuer: JBS N.V.
Address of issuer's principal executive offices: STROOMBAAN 16, STROOMBAAN 16, AMSTELVEEN, NETHERLANDS, 1181 VX.

## Item 2. Person Filing
Name of person filing: Davis Selected Advisers
Address of principal business office or, if none, residence: 2949 East Elvira Road, Suite 101 Tucson, Arizona 85756
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 52,234,136
Percent of class: 6.7%
Sole power to vote or to direct the vote: 52,232,504 shares
Sole power to dispose or to direct the disposition: 52,234,136 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DAVIS SELECTED ADVISERS: /s/ Michaela McLoughry, Vice President (11/06/2026)